Exhibit 99.9

PURCHASE & SALE AGREEMENT

THIS PURCHASE & SALE AGREEMENT (this “Agreement”) is made as of June 29, 2018 (the “Effective Date”).

BETWEEN:

COEUR MINING, INC., a Delaware corporation
(The “Seller”)

– And –

ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION, INC. a Delaware corporation
(The “Buyer”)

RECITALS:

1.	The Seller is the legal and beneficial owner of six hundred eighty-two thousand (682,000) common shares (the “Shares”) of Corvus Gold Inc.

2.	The Buyer wishes to purchase all of the Shares from Seller.

IN CONSIDERATION of the promises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties (as hereinafter defined) agree as follows.

ARTICLE I
INTERPRETATION

1.1	Definitions

In this Agreement, in addition to terms defined in other sections of this Agreement, the following capitalized terms shall have the following meanings:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition), or investigation pending or, to the Seller’s knowledge, threatened against the Seller regarding or with respect to the Shares.

“Closing” means the completion of the sale to, and purchase by the Buyer from the Seller of, the Shares pursuant to this Agreement;

“Encumbrance” means any encumbrance of any kind whatsoever (registered or unregistered) and includes a security interest, mortgage, lien, pledge, hypothecation, assignment, charge, claim, right of first refusal, preemptive right, restriction on transfer, or restriction of any kind;

“Organizational Documents” means with respect to either of the Parties, the corporation’s articles of incorporation and bylaws or comparable organizational documents.

“Parties” means the Buyer and the Seller, and “Party” means either one of them;

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a trust, an unincorporated organization, a governmental authority, and the executors, administrators or other legal representatives of an individual in such capacity; and

“Purchase Price” means the total purchase price for the Shares to be paid by the Buyer to the Seller for the Shares as set out in Section 2.2 of this Agreement.

ARTICLE II
PURCHASE AND SALE OF SHARES

2.1
Purchase and Sale of Shares – The Buyer agrees to purchase the Shares from the Seller, and the Seller agrees to sell and transfer the Shares to the Buyer on the terms and conditions contained in this Agreement.

2.2	Purchase Price – The Purchase Price for the Shares shall be an amount of US dollars equal to CAD$1,617,363.

2.3
Payment of Purchase Price – At the Closing, settlement of the transaction contemplated hereby shall be by way of payment of the Purchase Price in US dollars to the Seller from the Buyer and delivery of the Shares in certificated form to the Buyer from the Seller. Title to the Shares shall be deemed to pass to Buyer once Seller has confirmed receipt of the Purchase Price. Seller will use commercially reasonable efforts to deliver the certificate in Buyer’s name representing the Shares within five (5) business days after the Closing.

Confirmation of the manner of settlement shall be indicated on Schedule A attached hereto.  The Buyer hereby authorizes and directs the registration and delivery of the Shares in accordance with the instructions set out in Schedule A.

2.4
Extension of Closing – The Parties acknowledge that time is of the essence and will use commercially reasonable efforts to effect the Closing on or before June 30, 2018. In the event that the Closing has not occurred on or before June 30, 2018, the Parties will work together to effect Closing as soon as possible thereafter.

ARTICLE III
REPRESENTATIONS WARRANTIES AND COVENANTS

3.1	Representations and Warranties of the Seller – The Seller represents, warrants and covenants to the Buyer that:

(a)	it is, and will be immediately prior to the Closing, the sole legal and beneficial owner of the Shares;

(b)
it has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Seller is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where such qualification or licensing is necessary. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of its obligations contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement of rights of creditors, and except as enforceability of the obligations hereunder are subject to general principles of equity;

(c)	Upon Closing, the Shares will not be subject to any Encumbrance, and there are no Actions outstanding or threatened with respect to the Shares or this Agreement;

(d)
The execution, delivery, and performance by Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby will not (i) result in a violation of the Organizational Documents of the Seller, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, or instrument to which the Seller is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, or decree (including federal and state securities laws) applicable to the Seller, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights, or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Seller to perform its obligations hereunder; and

(e)	Seller has not employed any broker or finder in connection with this Agreement or who would be entitled to any fee in connection with the sale of the Shares contemplated herein.

3.2	Representations and Warranties of the Buyer – The Buyer represents and warrants to the Seller that:

(a)
Buyer has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Buyer is duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where such qualification or licensing is necessary. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations hereunder and the consummation by Buyer of its obligations contemplated hereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement of rights of creditors, and except as enforceability of the obligations hereunder are subject to general principles of equity;

(b)
The execution, delivery, and performance by the Buyer of this Agreement and the consummation by such Buyer of the transactions contemplated hereby will not (i) result in a violation of the Organizational Documents of the Buyer, (ii) conflict with, or constitute a default (of an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, or instrument to which the Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment, or decree (including federal and state securities laws) applicable to the Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights, or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations hereunder;

(c)	The Buyer is an “Accredited Investor” as defined in Rule 501(a) under the Securities Act of 1933, as amended (the “Securities Act”);

(d)
Buyer has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Buyer has sought such accounting, legal and tax advice as Buyer has considered necessary to make an informed investment decision.  Buyer acknowledges that it has conducted its own due diligence investigation with respect to the merits and risks associated with the Shares and that the Buyer is not relying on and has not relied on any representation by the Seller or any affiliate or representative of the Seller other than as set forth herein;

(e)
Buyer understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act; and

(f)	Buyer has not employed any broker or finder in connection with this Agreement or who would be entitled to any fee in connection with the purchase of the Shares contemplated herein.

3.3
Indemnification - Each Party (the “Indemnifying Party”) agrees to indemnify the other Party (the “Indemnified Party”), and to hold Indemnified Party harmless against, any and all claims, actions, causes of actions, liabilities, losses, damages, costs, charges and expenses (including any reasonable legal fees) suffered or incurred by the Indemnified Party  in connection with its reliance upon the forgoing representations and warranties of the Indemnifying Party, in the event that any such representation and warranty should prove to be inaccurate or untrue.

3.4	Acknowledgement of Legend – The Parties understand and acknowledge that the Shares will not bear a restrictive legend.

ARTICLE IV
GENERAL

4.1	Applicable Law – This Agreement shall be governed by and interpreted in accordance with the laws of the state of Illinois and the laws of the United States of America applicable therein.

4.2	Currency – Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to Canadian dollars.

4.3
Counterparts and Facsimile – This Agreement may be executed and delivered by scanned PDF file format in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed counterparts taken together shall constitute one agreement.

4.4
Survival – All representations, warranties and covenants contained in this Agreement shall survive the Closing of the transaction contemplated herein and, notwithstanding such Closing, shall continue in full force and effect following the Closing.

4.5
Entire Agreement and Waiver – This Agreement sets forth the entire understanding of the Parties with respect to the subject matter hereof, and supersedes any and all prior agreements, arrangements and understandings with respect to the subject matter hereof and may be modified only by a written instrument duly executed by each Party affected by any such modification. No misrepresentation and no breach of any covenant, agreement or warranty made herein will be deemed waived unless expressly waived in writing by the Party who might assert such breach, and no such waiver will constitute a waiver of any other provision hereof (whether or not similar) or a continuing waiver.

4.6	Time of Essence – Time shall be of the essence of this Agreement and every part hereof and no extension of this Agreement or any part hereof shall operate as a waiver of this provision.

4.7
Further Assurances – From time to time after the date hereof, upon reasonable notice and without further consideration, each Party will execute, acknowledge and deliver all such other documents and will take all such other action as may be necessary or appropriate, in the reasonable judgment of the other Party, to carry out the intent and purposes of this Agreement and to consummate the transactions contemplated hereby.

4.8	Language – The Parties acknowledge that they have requested and are satisfied that this agreement and all other documents and notices related thereto be drawn up in English only.

4.9
Fees and Expenses – Each of the Parties hereto shall be responsible for the payment of all expenses incurred by it in connection with the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF this Agreement has been executed by all of the parties hereto effective as of the date first set out above.

SELLER: COEUR MINING, INC.

By:	/s/ Peter C. Mitchell
Name: Peter C. Mitchell
Title: Senior Vice President & Chief Financial Officer

BUYER: ANGLOGOLD ASHANTI (U.S.A.) EXPLORATION, INC.

By:	/s/ Timothy G. Thompson
Name: Timothy G. Thompson
Title: Vice President

Schedule A

1.          Settlement: check one of the following options

☐          Funds to be deposited in trust
☒          Funds to be wired to the Seller in accordance with wire instructions attached to this Schedule A.

2.          Buyer’s Settlement Instructions

Registration Instructions	Delivery Instructions
Name AngloGold Ashanti (U.S.A.) Exploration, Inc.	Name AngloGold Ashanti (U.S.A.) Exploration, Inc. ATTN: General Counsel
Account Reference N/A	Contact Name & Telephone Number Wayne Chancellor / 303-889-1437
Address 6300 S. Syracuse Way, Suite 500 Centennial Way, CO 80111	Address 6300 S. Syracuse Way, Suite 500 Centennial Way, CO 80111